Exhibit 12.1
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Three Months Ended March 31, 2018		Year Ended December 31,
			2017		2016	2015	2014		2013(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	$190,669		$30,166		$233,639	$102,221	$(63)		$(62,034)
Gains on equity transactions of investees	—		—		—	—	(17,020)		—
Fixed charges before preferred distributions	10,115		52,183		84,329	107,316	143,838		174,753
Distributions from investees	—		—		—	—	20,680		24,079
Adjusted Earnings	$200,784		$82,349		$317,968	$209,537	$147,435		$136,798

Combined Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$10,115		$52,183		$84,329	$107,316	$143,838		$174,753
Preferred distributions	1,997		7,988		17,956	27,924	32,095		44,604
Total Combined Fixed Charges and Preferred Distributions	$12,112		$60,171		$102,285	$135,240	$175,933		$219,357

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	16.6	x	1.4	x	3.1x	1.5x	0.8x	(2)	0.6x	(3)

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $28,498.

(3)	The deficiency for this period was $82,559.